O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

May 21, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Ingram, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2014
File No. 001-36051

Dear Mr. Ingram,

On behalf of Quinpario Acquisition Corp. (the “Company” or “Quinpario”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 16, 2014 (the “Staff Letter”) with regard to the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on May 2, 2014.  We have reviewed the Staff Letter with the Company and attached hereto as Exhibit A are its responses.  Exhibit A is being sent in pdf. format in order to preserve certain responses made in track changes.

We appreciate the Staff’s willingness to review the Company’s responses to the Staff Letter before the filing of Amendment No. 2 to the Proxy Statement.  As discussed, the Company will file Amendment No. 2 to the Proxy Statement at such time as Jason’s first quarter 2014 financial statements are available.  Amendment No. 2 to the Proxy Statement will also include the changes proposed in Exhibit A to address the Staff’s comments, provided such changes are acceptable to the Staff, as well as certain other updated information.

For ease of reference, the responses set forth in Exhibit A are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form.  Terms used therein and not separately defined have the meanings given to them in the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 21, 2014

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Paul J. Berra III